Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

May 10, 2023

Via EDGAR CORRESPONDENCE

Scott Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB US Large Cap Strategic Equities ETF
Post-Effective Amendment No. 4
File Nos. 333-264818 and 811-23799

Dear Mr. Lee:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on February 3, 2023 (the “Post-Effective Amendment”), on Form N-1A for AB US Large Cap Strategic Equities ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to me via WebEx on March 21, 2023.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing.

Comment 1:	Where a comment is made in one location, it is applicable to all similar disclosure appearing somewhere else in the registration statement. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review, comment to action or absence of action by the Staff. Please file your response to the Staff comments on Edgar at least 5 business days in advance of the effective date. Please also send the Staff a notice by email and include a redline copy showing changes from the initial filing.

Response:	Registrant acknowledges that it has received and considered this comment.

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Comment 2:	The Staff notes that the Principal Strategies section indicates that the Fund is actively-managed. Please include corresponding risk disclosure.

Response:	Registrant believes that the Principal Risks section includes disclosures addressing the risks of being actively-managed, including those disclosures under Management Risk. Registrant respectfully declines to revise the Prospectus in response to this comment.

Comment 3:	With respect to the Fund’s 80% investment policy, if the Fund can borrow for investment purposes, either add the italicized language in “80% of net assets plus borrowings for investment purposes” or delete “net” from the disclosure.

Response:	Registrant believes that its current disclosure is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940. Registrant confirms that borrowings for investment purposes will be included for purposes of calculating compliance with the referenced 80% investment policy. Registrant respectfully declines to revise the Prospectus in response to this comment, but will consider the Staff’s position in connection with any update to Fund disclosures arising from further amendments to Rule 35d-1.

Comment 4:	The Principal Strategies section notes that the Fund “may also invest to a lesser degree in the equity securities of non-U.S. companies and of small- and mid- capitalization companies.” Please disclose how the Fund will invest the other 20% of its net assets.

Response:	The Fund has a policy to invest, under normal circumstances, at least 80% of its net assets in the equity securities of large-capitalization U.S. companies. As disclosed in the Post-Effective Amendment, the Fund may invest the other 20% of its net assets in the equity securities of non-U.S. companies and of small- and mid- capitalization companies. The Principal Risks section includes corresponding risk disclosures, including Capitalization Risk and Foreign (Non-U.S.) Investments Risk.

Comment 5:	The Principal Strategies section indicates that, “[i]n applying its quantitative analysis, the Adviser considers a number of metrics that have historically provided some indication of favorable future returns, including metrics relating to valuation, quality, investor behavior and corporate behavior.” Please explain the basis of this statement in your response. Consider revising to “may provide some indications.”

Response:

Registrant has revised the referenced disclosure to clarify that the metrics used by the Adviser in managing the Fund are those that in its opinion have historically provided some indication of favorable returns.

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Comment 6A:	With respect to the phrase “corporate behavior” in the sentence noted in Comment 5, please consider updating disclosure to note the Adviser considers ESG factors as part of its investment analysis and decision-making process for the Fund as identified in Item 9 risk disclosures for ESG.

Response:	Registrant has considered the comment and respectfully declines to modify disclosures in response to this comment. Registrant notes that (i) the ESG considerations applied by the Adviser in managing the Fund are not principal strategies of the Fund and (ii) the ESG disclosure in Item 9 disclosure does not imply that the Adviser prioritizes ESG considerations above other non-ESG factors in the investment process. Registrant believes that the current ESG disclosures are sufficient given that the Adviser considers ESG factors as one of many factors in its investment decision-making process.

Comment 6B:	Please clarify how the Adviser determines a company’s corporate behavior. What factors does the Adviser take into account to make that determination?

Response:	There are a number of corporate behavior factors that the Adviser considers in assessing a company, and these factors vary across companies, industries, sectors and regions. As the disclosure indicates, corporate behavior is one of many metrics, including valuation, quality and investor behavior, that the Adviser considers in applying its quantitative analysis. Registrant believes that the current disclosure is sufficient in identifying the broad categories of metrics that it intends to use in its quantitative analysis process for the Fund.

Comment 7:	Please ensure that the Item 5 Management information is disclosed.

Response:	Registrant confirms that it will include such information in its post-effective amendment filed pursuant to Rule 485(b).

Comment 8:	Please ensure that Item 6 Purchase and Sale of Fund Shares information is disclosed.

Response:	Registrant confirms that it will include such information in its post-effective amendment filed pursuant to Rule 485(b).

Comment 9:	Please ensure that the Item 7 Tax Information is disclosed.

Response:	Registrant confirms that it will include such information in its post-effective amendment filed pursuant to Rule 485(b).

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Comment 10:	Please ensure that the Item 8 Financial Intermediary Compensation information is disclosed.

Response:	Registrant confirms that it will include such information in its post-effective amendment filed pursuant to Rule 485(b).

Comment 11:	With respect to the ESG Integration disclosure, the Staff notes that ESG is only discussed at a high level. Please include the Fund’s definition of ESG. As an ESG integration Fund, please consider adding three parts:

A. Update ESG risk disclosures where necessary.

B. Disclose that an investment may be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

C. Clarify whether (1) the Fund’s ESG criteria are applied to every investment it makes or only to some of its investments and (2) whether ESG is the exclusive factor considered or whether it is one of several factors.

Response:	Registrant has considered the comment and respectfully declines to modify the disclosure. Registrant believes that the current ESG disclosures are sufficient. The Prospectus discloses that ESG considerations may not be applicable to all types of instruments or investments. The ESG considerations applied by the Adviser are not principal strategies of the Fund.

Comment 12:	Please confirm whether derivatives are a principal strategy and if so, include corresponding strategies and risk disclosure for Item 4.

Response:	Although the Fund may invest in derivatives from time to time, such investments are not expected to constitute a principal strategy of the Fund and are not disclosed as a principal strategy under Item 4.

Comment 13A:	Please ensure that Item 4 risks are a summary of Item 9 risks. The Staff notes that the Fund’s Item 9 disclosures introduce a lot that is not disclosed as an Item 4 strategy or risk. Please review the Item 9 disclosures and assess whether they are relevant to the Fund.

Response:

The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” In addition, General Instruction C.3(b) provides that a Fund “may include information in the prospectus… that is not otherwise required.”  Registrant believes that the disclosures provided in Item 9 address certain investments in which the Fund may from time to time engage and the risks relating thereto, but which are not currently principal strategies or risks of the Fund.   In other instances, the Item 9 disclosures further explain a principal strategy or risk concisely summarized in Item 4. Registrant believes that these disclosures, which are helpful to potential investors in the Fund, are permitted by the referenced instructions and applicable Staff guidance, including IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

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Comment 13B:	With respect to the Non-U.S. Markets and Foreign Securities disclosure, please confirm if this is a principal risk of the Fund.

Response:	Registrant believes that the Principal Risks section includes disclosures addressing the risks of investing in non-U.S. markets and foreign securities, including those disclosures under Foreign (Non-U.S.) Investments Risk and ETF Share Price and Net Asset Value Risks.

Comment 14:	With respect to the Fund’s derivatives disclosure, please confirm that each sub-bullet is a principal strategy and/or risk. If yes, please include corresponding principal strategies disclosure. If not, please consider noting that the specific derivatives risks (for example, forwards, futures, options and swaps) throughout the risks section are only relevant for the other AB ETFs.

Response:	Please see response to Comment 12. While the Fund may invest in derivatives from time to time, such investments are not expected to constitute a principal strategy and/or risk of the Fund and are not disclosed as such under Item 4. Registrant respectfully declines to revise the Prospectus in response to this comment.

Comment 15:	With respect to the Investments in Other Exchange-Traded Funds and Other Investment Companies section, please confirm whether the acquired fund fees and expenses will exceed one basis point.

Response:	Registrant confirms that it does not expect the acquired fund fees and expenses to exceed one basis point.

Comment 16:	With respect to the Creation Transaction Fee disclosure, please disclose the fixed fee for creations.

Response:	Registrant has revised the prospectus in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely, /s/ Lauren A. Clise Lauren A. Clise

cc:	Nancy E. Hay, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.
Lancelot A. King, Esq.

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